Exhibit 19.1

AirJoule Technologies Corporation

Insider Trading Compliance Policy

(Policy last revised on November 7, 2024)

I. Introduction

Federal and state laws prohibit trading in the securities of a company while in possession of material nonpublic information and in breach of a duty of trust or confidence. These laws also prohibit anyone who is aware of material nonpublic information from providing this information to others who may trade. Violating such laws can undermine investor trust, harm the reputation and integrity of AirJoule Technologies Corporation, a Delaware corporation (together with its subsidiaries, the “Company”), and result in dismissal from the Company or even serious criminal and civil charges against the individual and the Company. The Company reserves the right to take whatever disciplinary or other measure(s) it determines in its sole discretion to be appropriate in any particular situation, including disclosure of wrongdoing to governmental authorities.

Questions regarding the Policy should be directed to the Chief Legal Officer or his or her designee (the “Compliance Officer”), who is responsible for the administration of this Policy.

II. Covered Persons

This Insider Trading Compliance Policy (this “Policy”) applies to the following individuals (collectively, the “Covered Persons”):

●	all officers, directors and employees of the Company;

●	all officers, directors and employees of AirJoule, LLC, a joint venture that is 50% owned by the Company;

●	the other individuals listed on Exhibit A;

●	other persons that have access to material nonpublic information of the Company, such as auditors, agents, contractors and consultants; and

●	any other person designated as being subject to this Policy by the Compliance Officer.

This Policy also applies to anyone who lives in the same household (whether or not family members) as a Covered Person and any family members who do not live in the same household as a Covered Person but whose transactions in Company Securities (as defined below) are directed by, or are subject to influence or control of, a Covered Person, such as parents or children who consult with a Covered Person before they trade in Company Securities (collectively referred to as “Family Members”). Each Covered Person is responsible for the transactions of its respective Family Members and therefore should make them aware of the need to confer with the Covered Person before they trade in Company Securities.

This Policy also applies to any entities controlled by a Covered Person (each, a “Controlled Entity”), including, but not limited to, any corporations, limited liability companies, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy as if they were for the applicable Covered Person’s own account.

III. General Restrictions (Applicable to all Covered Persons)

No Trading on Material, Non-Public Information. No Covered Person may, directly or indirectly, Purchase or Sell (as such terms are defined below) any Company Security while in possession of material nonpublic information relating to the Company in breach of a duty of trust or confidence. Further, no Covered Person may Purchase or Sell any Security (as defined below) of any other company, such as suppliers, customers, competitors or potential acquisition targets, while in possession of material nonpublic information about such other company.

As used above and elsewhere in this Policy:

“Securities” refers to the stocks, bonds, notes, debentures, options, warrants, equity and other convertible securities, as well as derivative instruments, of a company.

“Company Securities” refers to Securities of the Company.

“Purchase” includes any actual purchase or acquisition of a Security, as well as any contract to purchase or otherwise acquire a Security.

“Sale” includes any actual sale or disposition of a Security, as well as any contract to sell or otherwise dispose of a Security.

Covered Persons are advised that the definitions of “Purchase” and “Sale” as set forth above and used in this Policy extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, transfers, gifts, and acquisitions and exercises of warrants or puts, calls, pledging and margin loans, or other derivative securities.

No Tipping. If a Covered Person is aware of material, nonpublic information of the Company, the Covered Person may not communicate or pass (“tip”) that information on to others (a) outside the Company, including Family Members and friends, or (b) inside the Company, except on a need-to-know basis. The federal securities laws impose liability on any person who “tips”, or communicates material, non-public information to another person or entity, who then trades on the basis of the information. Penalties may apply regardless of whether the person tipping the information derives any benefits from the recipient’s trading activities.

The laws and regulations concerning insider trading are complex, and Covered Persons are encouraged to seek guidance from the Compliance Officer prior to considering a transaction in Company Securities.

IV. Blackout Periods (Applicable to all Designated Persons)

No person listed on Exhibit A or any Family Member or Controlled Entities of any person listed on Exhibit A (collectively, the “Designated Persons”) shall Purchase or Sell any Company Security during the period beginning on the 20th calendar day of the last month of any fiscal quarter of the Company and ending after completion of the first full trading day after the public release of earnings data for such fiscal quarter (such period, a “Blackout Period”). Unless otherwise determined by the Compliance Officer, such public disclosure shall be deemed to occur upon the filing of the Company’s quarterly or annual report with the SEC (and not solely upon the release of an earnings press release).

Exhibit A may be revised at any time, as appropriate, by the Compliance Officer to reflect updates to the list of Designated Persons.

A “trading day” is a day on which U.S. national stock exchanges are open for trading. If, for example, the Company were to file its quarterly report on Form 10-Q on Monday prior to 9:30 a.m. Eastern Time, then the Blackout Period would terminate after the close of trading on Monday. If an announcement were made on Monday after 9:30 a.m. Eastern Time, then the blackout period would terminate after the close of trading on Tuesday. If you have any question as to whether information is publicly available, please direct an inquiry to the Compliance Officer.

The prohibitions in this Policy do not apply to:

●	Stock Option Exercises: Exercises of stock options or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement (however, the “cashless exercise” of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception);

●	Vesting of Equity Awards: Vesting of equity-based awards, including any vesting of Restricted Stock Units or Restricted Stock, and any associated surrender of shares to the Company in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement;

●	Sell-to-Cover Transactions: Sell-to-cover transactions, to the extent approved and implemented by the Company, where shares are withheld by the Company upon vesting of equity awards and sold in order to satisfy tax withholding requirements;

●	ESPP Purchases: Purchases of Company Securities pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”). This Policy also generally does not apply to the enrollment or withdrawal by a Covered Person in the ESPP; however, a Covered Person is not permitted to increase or decrease the payroll deductions associated with a particular offering period during such offering period (other than reducing the payroll deductions to 0% in connection with a withdrawal). This Policy’s trading restrictions also generally do not apply to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares to satisfy tax withholding requirements in connection with a purchase of Company Securities pursuant to the ESPP. This Policy’s trading restrictions do apply, however, to any sale of the underlying stock.

●	bona fide gifts of the Company’s securities, unless the individual making the gift knows, or is reckless in not knowing, the recipient intends to sell the securities while the donor is in possession of material nonpublic information about the Company;

●	Company Transactions: Purchases of the Company’s securities from the Company, or sales of the Company’s securities to the Company; or

●	purchases or sales of the Company’s securities made pursuant to a plan adopted to comply with Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

Exceptions to the Blackout Period policy may be approved by the Compliance Officer or, in the case of exceptions for directors, the Board of Directors.

The Compliance Officer may also require that Covered Persons suspend trading in Company Securities because of developments that have not yet been disclosed to the public. Subject to the exceptions noted above, all of those individuals affected should not trade in the Company Securities while the suspension is in effect, and should not disclose to others that the Company has suspended trading.

V. Pre-clearance (Applicable to all Designated Persons)

All Designated Persons must, and all other Covered Persons are strongly encouraged to, clear Purchases or Sales of Company Securities with the Compliance Officer (or the Chief Financial Officer for transactions by the Compliance Officer) before the trade may occur. Pre-clearance should not be understood to represent legal advice by the Company that a proposed transaction complies with the law.

A request for pre-clearance must be in writing, should be made at least two business days in advance of the proposed transaction, and should include the identity of the person or entity seeking pre-clearance, a description of the proposed transaction, the proposed date of the transaction, and the number of shares or other Securities involved. In addition, the person or entity seeking pre-clearance must execute a certification that he or she is not aware of material nonpublic information about the Company.

The Compliance Officer (or the Chief Financial Officer for transactions by the Compliance Officer) shall have sole discretion to decide whether to clear any contemplated transaction. All trades that are pre-cleared must be effected within five trading days of receipt of the pre-clearance. A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five trading day period must be submitted for pre-clearance determination again prior to execution. Transactions under a previously established Rule 10b5-1 Trading Plan that has been pre-approved in accordance with this Policy are not subject to further pre-clearance.

Notwithstanding receipt of pre-clearance, if the pre-cleared person or entity becomes aware of material nonpublic information, becomes subject to a Blackout Period before the transaction is effected or is notified by the Compliance Officer that the pre-clearance is revoked, the transaction may not be completed.

None of the Company, the Compliance Officer, the Chief Financial Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance.

VI. Material Nonpublic Information

Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security, or if the information is likely to have a significant effect on the market price of the security. Material information can be positive or negative, and can relate to virtually any aspect of a company’s business or to any type of security, debt, or equity. Also, information that something is likely to happen in the future—or even just that it may happen—could be deemed material.

Examples of material information may include (but are not limited to) information about:

●	corporate earnings or earnings forecasts;

●	possible mergers, acquisitions, divestitures, recapitalizations, tender offers, joint ventures, or dispositions or changes in debts or assets;

●	major new products or product developments;

●	important business developments, such as developments regarding strategic collaborations;

●	award or loss of a significant contract;

●	material challenges to the Company’s intellectual property portfolio;

●	principal shareholder, management or control changes;

●	significant financing developments including pending public sales, offerings of debt or equity securities, calls of securities not in the ordinary course for redemption or repurchase plans;

●	the establishment of a repurchase program for Company Securities;

●	defaults on borrowings;

●	liquidity problems, changes in debt ratings and bankruptcies or receiverships of material projects;

●	cybersecurity or data security incidents;

●	significant actual or threatened litigation or regulatory actions;

●	changes in the outside auditor or notification by the auditor that the Company may no longer rely on an auditor’s report;

●	receipt of notice of delisting; and

●	decisions related to a return of capital to equity investors, including paying a dividend and/or share buybacks.

Information is “nonpublic” if it is not available to the general public. In order for information to be considered “public,” it must be widely disseminated in a manner that makes it generally available to investors in a Regulation FD-compliant method, such as through a press release, a filing with the U.S. Securities and Exchange Commission (the “SEC”) or a Regulation FD-compliant conference call. The Compliance Officer shall have sole discretion to decide whether information is public for purposes of this Policy.

The circulation of rumors, even if accurate and reported in the media, does not constitute public dissemination. In addition, even after a public announcement, a reasonable period of time may need to lapse in order for the market to react to the information. Generally, the passage of one full trading day following release of the information to the public, is a reasonable waiting period before such information is deemed to be public.

VII. Post-Termination Transactions

If an individual is in possession of material nonpublic information when the individual’s service terminates, the individual may not trade in the Company’s securities until that information has become public or is no longer material.

VIII. Prohibited Transactions

The Company has determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if persons subject to this Policy engage in certain types of transactions. Therefore, Covered Persons shall comply with the following policies with respect to certain transactions in the Company’s securities.

Short Sales

Short sales of Company Securities are prohibited by this Policy. Short sales of Company Securities, or sales of Company Securities that a Covered Person does not own at the time of sale, or sales of Company Securities against which a Covered Person does not deliver the shares within 20 days after the sale, evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, Section 16(c) of the Exchange Act prohibits Section 16 reporting persons (i.e., directors, officers, and the Company’s 10% stockholders) from making short sales of the Company’s equity securities.

Options

Transactions in puts, calls, or other derivative securities involving the Company’s equity securities, on an exchange, on an over-the-counter market, or in any other organized market, are prohibited by this Policy. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and, therefore, creates the appearance that a Covered Person is trading based on material nonpublic information. Transactions in options, whether traded on an exchange, on an over-the-counter market, or any other organized market, also may focus a Covered Person’s attention on short-term performance at the expense of the Company’s long-term objectives.

Hedging Transactions

Hedging transactions involving the Company’s securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities, are prohibited by this Policy. Such transactions allow the Covered Person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Covered Person may no longer have the same objectives as the Company’s other stockholders.

Margin Accounts and Pledging

All officers, directors and employees of the Company and of AirJoule, LLC are prohibited from pledging Company Securities as collateral for a loan, purchasing Company Securities on margin (i.e., borrowing money to purchase the securities), or placing Company Securities in a margin account. This prohibition does not apply to cashless exercises of stock options under the Company’s equity plans, nor to situations approved in advance by the Company’s Board of Directors or its Nominating and Corporate Governance Committee.

Partnership Distributions

Nothing in this Policy is intended to limit the ability of an investment fund, venture capital partnership or other similar entity with which a director is affiliated to distribute Company Securities to its partners, members, or other similar persons. It is the responsibility of each affected director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances, and applicable securities laws.

IX. Rule 10b5-1 Trading Plans

The trading restrictions set forth in this Policy, other than those transactions described under “Prohibited Transactions,” do not apply to transactions under a previously established contract, plan or instruction to trade in the Company’s securities entered into in accordance with Rule 10b5-1 (a “Trading Plan”) that:

●	has been submitted to and preapproved by the Compliance Officer;

●	includes a “Cooling Off Period” for

o	Section 16 reporting persons that extends to the later of 90 days after adoption or modification of a Trading Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Trading Plan was adopted, up to a maximum of 120 days; and

o	employees and any other persons, other than the Company, that extends 30 days after adoption or modification of a Trading Plan;

●	for Section 16 reporting persons, includes a representation in the Trading Plan that the Section 16 reporting person is (1) not aware of any material nonpublic information about the Company or its securities; and (2) adopting the Trading Plan in good faith and not as part of a plan or scheme to evade Rule 10b-5;

●	has been entered into in good faith at a time when the individual was not in possession of material nonpublic information about the Company and not otherwise in a blackout period, and the person who entered into the Trading Plan has acted in good faith with respect to the Trading Plan;

●	either (1) specifies the amounts, prices, and dates of all transactions under the Trading Plan; or (2) provides a written formula, algorithm, or computer program for determining the amount, price, and date of the transactions, and (3) prohibits the individual from exercising any subsequent influence over the transactions; and

●	complies with all other applicable requirements of Rule 10b5-1.

The Compliance Officer may impose such other conditions on the implementation and operation of the Trading Plan as the Compliance Officer deems necessary or advisable. Individuals may not adopt more than one Trading Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by the Compliance Officer.

An individual may only modify a Trading Plan outside of a Blackout Period and, in any event, when the individual does not possess material nonpublic information. Modifications to and terminations of a Trading Plan are subject to preapproval by the Compliance Officer and modifications of a Trading Plan that change the amount, price, or timing of the purchase or sale of the securities underlying a Trading Plan will trigger a new Cooling-Off Period.

The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Trading Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a Trading Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.

X. Interpretation, Amendment and Implementation of this Policy

The Compliance Officer shall have the authority to interpret and update this Policy and all related policies and procedures. In particular, such interpretations and updates of this Policy, as authorized by the Compliance Officer, may include amendments to or departures from the terms of this Policy, to the extent consistent with the general purpose of this Policy and applicable securities laws.

Actions taken by the Company, the Compliance Officer or any other Company personnel do not constitute legal advice, nor do they insulate you from the consequences of noncompliance with this Policy or with securities laws.

XI. Certification of Compliance

All Covered Persons must certify their compliance with the terms and provisions of this Policy.